February 13, 2025

Zhenqiang Huang
Chief Financial Officer
Richtech Robotics, Inc.
4175 Cameron Street, Suite 1
Las Vegas, NV 89103

       Re: Richtech Robotics, Inc.
           Form 10-K and 10-K/A for the Fiscal Year Ended September 30, 2024 File No. 001-41866
Dear Zhenqiang Huang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K and 10-K/A for the Fiscal Year Ended September 30, 2024
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Comparison of the fiscal years ended September 30, 2024 and 2023, page 45

1.     We note the chart where you present    RaaS adjusted to sales model
for fiscal 2024.
       You also state, "[i]f the RaaS revenue is treated as product sales, the gross revenue for fiscal fiscal year 2024 would be $10,210." These disclosures appear to present a non-
       GAAP revenue measure based on individually tailored accounting principles. Please revise to remove these disclosures. Refer to Question 100.04 of the Non-GAAP
       C&DIs.
Item 9A. Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 49

2. Please revise your disclosures that state "our management conducted an assessment of the effectiveness of our internal controls over financial reporting..." to instead refer to your assessment of disclosure controls and procedures. Refer to Item 307 of
       Regulation S-K.
 February 13, 2025
Page 2

Management's Annual Report on Internal Control over Financial Reporting, page
50

3. Please revise to provide management's conclusion regarding the effectiveness of your internal control over financial reporting as of September 30, 2024. Refer to Item
       308(a)(3) of Regulation S-K.
Item 15. Exhibits and Financial Statements Schedules
Report of Independent Registered Public Accounting Firm, page F-2

4. The report of your independent registered public accounting firm only opines on the financial statements as of and for the year ended September 30, 2024. Please amend your Form 10-K to include an opinion from your auditor that covers all periods included in the filing. Refer to Rule 2-02(c) of Regulation S-X.
Notes to the Financial Statements
Note 2. Summary of Significant Accounting Policies
Stockholders' Equity, page F-11

5. Please explain your reference to members' equity and how it relates to the financial statements included in the filing or revise to remove this disclosure. Also, revise to include a discussion of all material issuances of your Class A and B common stock during the periods covered by the financial statements. In addition, revise to describe the pertinent rights and privileges of your Class A and Class B common stock. Refer to ASC 505-10-50-2 and 50-3.
Note 6. Subsequent Events, page F-17

6. You note from your statements of equity that there were 53,795,254 shares of Class B common stock outstanding as of September 30, 2024. Please reconcile this to your cover page disclosure, which indicates there were 72,117,398 shares outstanding as of
       January 14, 2025 and provide us with a breakdown of each share issuance since year-
       end. Also, tell us your consideration to include a discussion of any material issuances subsequent to year-end. Refer to ASC 855-10-50-2.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Richard Anslow